SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35027; File No. 812-15404

Alti Private Equity Access and Commitments Fund and ALTI, LLC

September 28, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares of beneficial interest with varying sales loads and to impose early withdrawal charges and asset-based distribution and/or service fees.

Applicants: Alti Private Equity Access and Commitments Fund and ALTI, LLC.

Filing Dates: The application was filed on November 7, 2022, and amended on March 28, 2023, June 27, 2023, July 26. 2023, August 18, 2023, and September 15, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the relevant Applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on October 23, 2023, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Joseph Bonvouloir, joseph@altifinancial.com; Anna T. Pinedo, Esq., apinedo@mayerbrown.com; Brian D. Hirshberg, Esq., bhrishberg@mayerbrown.com.

FOR FURTHER INFORMATION CONTACT: Laura J. Riegel, Senior Counsel, or Kyle R. Ahlgren, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' fifth amended and restated application, dated September 15, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.